April 4, 2008

Mark A. Cowan

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 5-5

Washington, DC 20549-0506

Re:	MML Series Investment Fund (the “Trust”)

1933 Act File No. 2-39334

1940 Act File No. 811-2224

Comments received for PEA #63 filed on February 21, 2008

Dear Mr. Cowan:

Below is a summary of the comments I received from you on March 17, 2008 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

1.	Expense Information

Comment (a): Consider including the footnotes to the fee table directly after Expense Information rather than after the Example.

Response: We previously included the footnotes to the fee table directly after the Expense Information in all of our prospectuses but were asked by the SEC reviewer for our institutional funds to move these footnotes after the Example. For consistency purposes, we have made this change to all of our prospectuses. If the staff would like us to return to our former presentation of these footnotes, we would be happy to do so during next year’s annual prospectus cycle but we ask that the staff come to a consensus.

Comment (b): The narratives accompanying the examples state that the examples assume operating expenses exactly as described in the fee tables. However, contractual expense reimbursements reflected in the table may only be reflected in the example for the duration of the waiver. Please modify the narrative accordingly.

Response: Since we footnote the fee tables to state the duration of any contractual waivers or expense caps, we think the current disclosure is accurate.

2.	MML Small/Mid Cap Value Fund

Comment (a): The name change for this fund needs to be reflected on the cover page and table of contents.

Response: We will make this change.

Comment (b): With respect to the Alliance Bernstein sub-advised portion of the portfolio, please define or clarify “long-term earnings power.”

Response: We will make the following change to the disclosure in question (underlined text to be added, bracketed text to be deleted):

“In selecting securities, AllianceBernstein uses its research to identify companies whose [long-term earnings power] ability to grow earnings over the long term is not reflected in the current market price of their securities.”

Comment (c): In the Bar Chart/Table, please disclose that performance represents periods when the fund utilized a different investment strategy.

Response: We will make this change.

Comment (d): Footnote 4 to the fee table references a contractual waiver/expense reimbursement, but no such waiver/expense reimbursement is reflected in the table.

Response: Footnote 4 is being removed because there will no longer be a contractual waiver/expense cap.

3.	Proxy Voting Policies and Procedures (SAI, B-61)

Comment: The SAI describes the procedure to be used when a Fund holds shares of an underlying fund advised by MassMutual or by a control affiliate of MassMutual (with some caveats). In the first case, the Fund will generally vote according to the recommendation of the underlying fund’s Board of Trustees. In the second case, the Fund will generally vote in the same proportions as the votes of all other shareholders of such underlying funds. Is there a reason for the different procedures in these two scenarios? Also, are there procedures to be used when the Fund holds shares of an unaffiliated underlying fund (which the prospectus disclosure contemplates)?

Response: As to the first part of the comment, a Fund of Funds generally votes according to the recommendation of the underlying fund’s Board of Trustees when the underlying fund is advised by MassMutual because the Fund of Funds’ interests are generally aligned with those of other funds advised by MassMutual. With respect to underlying funds advised by a control affiliate, the interests of a Fund of Funds may not necessarily be aligned with those of the underlying funds because these funds do not share the same adviser. As a result, a Fund of Funds’ interests are more likely to align with those of other shareholders of the underlying funds. As to the second part of the comment, these procedures will be amended if, or when, any Fund of Funds invests in any unaffiliated underlying fund.

4.	MML Large Cap Value, MML Equity Index, MML Growth Equity

Comment (a): The narrative preceding the fee table should follow the heading entitled “Expense Information.”

Response: We will make this change.

Comment (b): Footnote 5 relating to separate account charges is redundant (the disclosure has been added to the narrative preceding the fee table).

Response: We will remove this footnote.

5.	Additional Investment Policies and Risk Considerations

Comment (a): The disclosure in the prospectus containing the MML Large Cap Value Fund et al states (on p. 42) the Funds may normally use derivatives to “facilitate selling securities for investment reasons” and states that the Funds “typically will not use derivatives for speculative purposes.” The prospectus containing the MML Asset Allocation Fund et al does not contain such disclosure. Please explain the inconsistency to the staff. Also, because the disclosure states the Funds “typically will not use derivatives for speculative purposes,” please indicate any circumstances in which the Funds will use derivatives for speculative purposes.

Response: This disclosure will be changing and will be consistent in both prospectuses. Each prospectus will now state that the Funds may normally use derivatives “to generate additional investment returns” and that the Funds “do not currently intend to use derivatives for purposes which the Funds’ investment adviser or sub-adviser would consider speculative.”

Comment (b): The prospectus containing the MML Asset Allocation Fund et al states (on p. 89) that the aggregate value of the securities underlying the options written by a Fund may not exceed 25% of the Funds total assets. Please confirm whether the funds contained in the prospectus containing the MML Large Cap Value Fund et al are subject to the same restriction.

Response: This restriction is being removed from the prospectus containing the MML Asset Allocation Fund et al.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Andrew M. Goldberg
Andrew M. Goldberg
Assistant Secretary, MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company